Mail Stop 4561

June 6, 2007

By U.S. Mail and facsimile to (410) 641-2096.

Jennifer G. Hawkins
Treasurer and Principal Financial Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, MD 21811

      Re: Calvin B. Taylor Bankshares, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 13, 2007
                File No. 000-50047

Dear Ms. Hawkins:

We have reviewed your response filed with the commission on May 11, 2007 and have the following additional comments. Where indicated, we think you should revise your future filings in response to this comment. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We have reviewed your proposed disclosures included in your response. Beginning with your next Form 10-Q, please revise your disclosures to include all information set forth in your response. As a part of your revised disclosures to be made in that Form 10-Q, please include the disclosures required by Item IV.B of Industry Guide 3 for the annual periods presented in your most recent Form 10-K in addition to the interim periods included in your Form 10-Q.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your filings. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief